UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 55317/February 20, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12553

In the Matter of :	
:	
AUTO WHOLESALE SPECIALISTS, INC., :	
GLOBALBOT CORP., :	
GSOCIETY, INC., :	ORDER MAKING FINDINGS
ICON INTERNATIONAL HOLDINGS, INC. :	AND REVOKING REGISTRATION
(f/k/a MARKETING SYSTEMS USA, INC.), :	BY DEFAULT
INTELLIWORXX, INC., :	
INTERCHANGE MEDICAL, INC., :	
OUTSOURCE INTERNATIONAL, INC., and :	
SMART CHOICE AUTOMOTIVE GROUP, INC. :	
:	

SUMMARY

This Order revokes the registration of the stock of seven of the eight Respondents in this proceeding: Auto Wholesale Specialists, Inc. ("Auto Wholesale"), Globalbot Corp. ("Globalbot"), Gsociety, Inc. ("Gsociety"), Icon International Holdings, Inc., f/k/a Marketing Systems USA, Inc. ("INIH"),[*] Intelliworxx, Inc. ("Intelliworxx"), Outsource International, Inc. ("OSIXQ"),[*] and Smart Choice Automotive Group, Inc. ("SCHA")[*] (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on January 31, 2007, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12 of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for four or more years. All Respondents were served with the OIP by February 5, 2007, in accordance with 17 C.F.R. §

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[*] The short form of this issuer's name is also its stock symbol.

201.141(a)(2)(ii).[1] To date, none of the seven[2] Respondents has filed an Answer to the OIP, due ten days after service.[3] See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2).[4] Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Auto Wholesale (CIK No. 1089981)[5] is a dissolved Florida corporation located in Orlando, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 1999. Auto Wholesale is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[6] for the quarter ended September 30, 2002. That Form 10-QSB[7] reported a net loss of $4,959 for the prior three quarters.

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[1] INIH and SCHA were served with the OIP on February 5 by USPS Express Mail delivery, and Intelliworxx, on February 3, and the remaining Respondents, on February 5, by USPS Express Mail attempted delivery, at "the most recent address shown on [each] entity's most recent filing with the Commission . . . ." See 17 C.F.R. § 201.141(a)(2)(ii).

[2] The eighth Respondent, Interchange Medical, Inc., has answered.

[3] On February 16, 2007, the Commission received a letter from James Bailey that disavows any responsibility, authority, or ownership in Auto Wholesale, stating that he "was a prior owner and officially resigned from this company over five years ago." (Bailey is identified in Auto Wholesale's January 9, 2003 Form SB-2A, its most recent filing, as its Chief Financial Officer, Secretary, Director, and 9.75% owner.) The letter does not purport to be on behalf of Auto Wholesale.   See 17 C.F.R. § 201.102(b), (d). Thus, it is not an Answer to the OIP on its behalf.

[4] Respondents were advised that each Respondent that fails to file an Answer within ten days of being served with the OIP would be deemed to be in default, and the undersigned would enter an order revoking the registration of its stock. See Auto Wholesale Specialists, Inc., Admin. Proc. No. 3-12553 (A.L.J. Feb. 8, 2007) (unpublished). Additionally, the Division of Enforcement filed a Motion for Default as to Respondents on February 16, 2007, requesting revocation of registration of their securities.

[5] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[6] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

[7] Issuers' filings, such as Forms 10-K, 10-Q, 10-KSB, and 10-QSB are publicly available on the Commission's EDGAR website.

Globalbot (CIK No. 1129637) is a Florida corporation located in Hallandale, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 2000. Globalbot is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the quarter ended March 31, 2001, which reported a net quarterly loss of $37,074.

Gsociety (CIK No. 922253) is a dissolved Florida corporation located in Miami, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 1999. Gsociety is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the quarter ended September 30, 2002, which reported a net loss of $718,395.

INIH (CIK No. 1046277) is a Florida corporation located in Melbourne, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 2000. INIH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the quarter ended March 31, 2001, which reported a net loss of $416,827. INIH common stock is quoted on the Pink Sheets.

Intelliworxx (CIK No. 1076739) is a dissolved Florida corporation located in Sarasota, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 1999. Intelliworxx is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the quarter ended September 30, 2001, which reported a net loss of $1.16 million.

OSIXQ (CIK No. 1013316) is a dissolved Florida corporation located in Delray Beach, Florida. Its common stock has been registered with the Commission pursuant to Exchange Act Section 12(g) since 1997. OSIXQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the fiscal year ended April 1, 2001, which reported that liabilities exceeded assets by $33.6 million, and that the company had doubt about its ability to continue as a going concern. On June 11, 2001, the company filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Central District of California, which was converted to a Chapter 7 proceeding that is still pending. OSIXQ stock is quoted on the Pink Sheets.

SCHA (CIK No. 949091) is a dissolved Florida corporation located in Winter Park, Florida, with common stock registered with the Commission pursuant to Exchange Act Section 12(g). SCHA is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the quarter ended January 31, 2002, which reported no revenues for that quarter. SCHA stock is quoted on the Pink Sheets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Communications, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of AUTO WHOLESALE SPECIALISTS, INC., IS REVOKED;

the REGISTRATION of the common stock of GLOBALBOT CORP. IS REVOKED;

the REGISTRATION of the common stock of GSOCIETY, INC., IS REVOKED;

the REGISTRATION of the common stock of ICON INTERNATIONAL HOLDINGS, INC., f/k/a MARKETING SYSTEMS USA, INC., IS REVOKED;

the REGISTRATION of the common stock of INTELLIWORXX, INC., IS REVOKED;

the REGISTRATION of the common stock of OUTSOURCE INTERNATIONAL, INC., IS REVOKED; and

the REGISTRATION of the common stock of SMART CHOICE AUTOMOTIVE GROUP, INC., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge